May 5, 2009

VIA EDGAR

Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alesco Financial Inc. (the “Company”)

Form 10-K for the year ended December 31, 2008

File No. 001-32026

Dear Ms. Van Doorn:

We are transmitting for filing the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 23, 2009, to Mr. James J. McEntee, III of the Company. For convenience of reference, the Staff’s comment contained in your letter is reprinted below in italics and is followed by the response of the Company.

Form 10-K for the year ended December 31, 2008

Item 1 – Business, page 12

1.	We note your disclosure of summarized information regarding your investments in your target asset classes that are financed through securitization vehicles that are included in your consolidated financial statements. Specifically, we note that you present a column titled ‘Our Initial Equity Investment.’ We also note that you presented a similar column on page 15 in your 2007 Form 10-K; however, it was titled ‘Our Maximum Exposure to Loss.’ Please clarify for us the purpose for the change in the title of the column. Please also reconcile any differences in the amounts disclosed in these columns in your explanation.

The summarized information discloses the Company’s significant sources of exposure to the CDO and CLO entities included within its consolidated financial statements. The equity investment that the Company has made in each of these CDOs and CLOs is the Company’s only direct source of exposure to these consolidated variable interest entities (“VIEs”). Our intentions for both the 2007 and 2008 Form 10-Ks were to disclose the amount of capital we had invested in the VIEs, and therefore our maximum exposure to loss. In preparing the 2008 10-K, we determined that the caption ‘Our Initial Equity Investment’ more clearly described our exposure to losses from our involvement in the listed VIEs. The initial equity investment represents the cost of the Company’s entire investment in each of these CDOs and CLOs.

In the second paragraph preceding the summarized information included in the 2008 Form 10-K, the Company states “Our maximum exposure to loss as a result of our involvement with each VIE

Securities and Exchange Commission

May 5, 2009

is the $460.9 million of capital that we have invested in warehouse first-loss deposits and the preference shares or debt of the CDO, CLO or other types of securitization structures.” The Company believes that the combination of the statement above and the disclosures included within the summarized information appropriately discloses the Company’s maximum exposure to loss as a result of its involvement with the VIEs, including how the maximum exposure was determined and the significant sources of the Company’s exposure to these VIEs.

The amounts disclosed in the column in the 2008 Form 10-K include the following changes to the amounts disclosed in the 2007 Form 10-K: (1) Alesco Preferred Funding X, Ltd. amount was corrected from $38.6 million in the 2007 Form 10-K to $35.0 million in the 2008 Form 10-K to appropriately disclose the cost of our equity investment, which is our maximum exposure to loss from this investment, rather than the par value of the investment; and (2) Kleros Real Estate III, Ltd. amount of $30 million was removed from the 2008 disclosure as a result of the liquidation of the CDO entity in 2008.

*    *    *    *

We acknowledge as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have been responsive to the Staff’s comment. Should you require additional information, or if you have any questions about the contents of this letter, please do not hesitate to contact me at (215) 701-9687.

Sincerely,

/s/ John J. Longino
John J. Longino

cc:	Kathleen L. Werner—Clifford Chance US LLP

William J. Kane—Ernst & Young LLP